January 26, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re.	Tenet Healthcare Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 1, 2011
File No. 001-07293

Dear Mr. Rosenberg:

This letter sets forth the response of Tenet Healthcare Corporation (together with our subsidiaries, referred to as “Tenet,” the “Company,” “we” or “us,” unless the context otherwise requires) to the staff of the Division of Corporation Finance (the “Staff”) related to the Company’s Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”) that was filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2011 and the Company’s Form 10-Q for the quarterly period ended September 30, 2011 (the “September 2011 Form 10-Q”) that was filed with the Commission on November 1, 2011.

Based on my telephone conversation with Tabatha Akins on January 25, 2012, it is my understanding that the Staff has the following comment to our previous response filed on January 17, 2012 to the comment letter from the Staff dated December 20, 2011:

Staff Comment

1.     Please refer to your response to our comment 2. You state “. . . we will classify these incentives within the operating expense section of our income statement.” Please be more specific as to how you intend to present the incentive payments within operating expenses. Clarify whether the amount will be separately presented or aggregated within another line item.

Company Response

In future filings, we will present these incentives in a separate line within the operating expense section of our income statement.  This separate line item will be labeled “Electronic Health Record Incentives” and will be directly above our “Depreciation and amortization” income statement line item.

Tenet Healthcare Corporation • Headquarters Office

1445 Ross Avenue, Suite 1400 • Dallas, TX 75202 • Tel: 469.893.2000 • Fax: 469.893.8600 • www.tenethealth.com

The Company acknowledges that:

•        the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•        staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•        the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to this response letter, please call me at (469) 893-2246, fax information to me at (469) 893-3246, or e-mail information to daniel.cancelmi@tenethealth.com.

Sincerely,

/s/ Daniel J. Cancelmi

Daniel J. Cancelmi
Senior Vice President and Controller

cc:	Tabatha Akins (Securities and Exchange Commission)
Lisa Vanjoske (Securities and Exchange Commission)
Biggs Porter (Tenet Healthcare Corporation)
Gary Ruff (Tenet Healthcare Corporation)
Paul Castanon (Tenet Healthcare Corporation)
Jannie Herchuk (Deloitte & Touche LLP)